Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-182173 of AutoTrader Group, Inc. (formerly AutoTrader.com, Inc.) and subsidiaries of our report dated June 15, 2012 related to the combined financial statements of Kelley Blue Book Co., Inc. and APJ Holdings Inc. (the “Companies”) for the year ended December 31, 2009 and the period from January 1 to December 14, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to acquisition of the Companies’ outstanding stock by AutoTrader Group, Inc.), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

August 24, 2012